EX-99.77H CHNG CNTRL

SUB-ITEM 77H
CHANGES IN CONTROL OF REGISTRANT

Jensen Value Fund

Jensen Investment Management, Inc. (the “ Adviser”) has served as the investment adviser to the Fund since its inception.  It is anticipated that on or about February 28, 2011, Robert G. Millen, Chairman and Principal of the Adviser, will retire. Because Mr. Millen beneficially owns greater than 25% of the outstanding shares of the Adviser, and since Mr. Millen’s shares will be redeemed by the Adviser upon his retirement, a change in control will occur under the Investment Company Act of 1940, as amended (“1940 Act”). Assuming no additional share transactions, as a result of the redemption of Mr. Millen’s shares by the Adviser, David G. Mertens, Vice President and Principal of the Adviser, will own more than 25% of the Adviser’s outstanding shares and will be deemed a control person of the Adviser.